Filed by Eastern Bankshares, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: HarborOne Bancorp, Inc.

SEC File No.: 001-38955

Filer’s SEC File No.: 001-39610

Date: April 30, 2025

On April 25, 2025, Eastern Bankshares, Inc. (“Eastern”) (Nasdaq: EBC), the holding company for Eastern Bank, discussed Eastern’s pending merger (the “Merger”) with HarborOne Bancorp (“HarborOne”) (Nasdaq: HONE) during a call reporting on Eastern’s first quarter 2025 financial results. Extracts of certain portions of a transcript of the call are set forth below, as well as certain extracts from a subsequent question-and-answer session. The merger presentation referenced during the call was included as Exhibit 99.2 to the Form 8-K filed by Eastern on April 25, 2025.

Presentation

Operator

Welcome to the Eastern Bankshares Inc. First Quarter 2025 Earnings and Merger with HarborOne Corp. conference call. [Operator Instructions]. Please note, this event is being recorded for replay purposes.

Today’s call will include forward-looking statements. The company cautions investors that any forward-looking statement involves risks and uncertainties and is not a guarantee of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements due to a variety of factors. These factors are described in forward-looking statements in the company’s earnings press release and most recent 10k filed with the SEC. Any forward-looking statements made during this call represent management’s views and estimates as of today, and the company undertakes no obligation to update these statements because of new information or future events. During the call, the company will also discuss both GAAP and certain non-GAAP financial measures. For reconciliations, please refer to the company’s earnings press release which can be found at investor.easternbank.com.

I’d now like to turn the call over to Bob Rivers, Eastern Executive Chair and Chair of the Board of Directors.

Robert Francis Rivers

Executive Chairman of the Board

Thank you, [ Choy ], and good morning, everyone, and thank you for joining our call today. With me is our CEO, Denis Sheahan; and our CFO, David Rosato.

Yesterday, we reported our first quarter earnings and announced we entered into a definitive merger agreement with HarborOne Bancorp, a $5.7 billion bank headquartered in Brockton, Massachusetts. As you noticed, we posted 2 presentations. One on the proposed merger and the other is our standard earnings presentation. On today’s call, we will review both our first quarter results and the announced merger.

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We are very excited about the partnership with HarborOne, which bolsters our already strong and long-standing presence in Greater Boston. Joining together is to become a $30-plus billion bank, further solidifying Eastern as the largest bank headquartered in Massachusetts with leading commercial, small business, consumer, wealth and private banking offers.

This merger also represents Eastern’s expansion in Rhode Island, providing an opportunity for growth in neighboring states while strengthening our market presence south of Boston. There is tremendous synergy between the HarborOne and Eastern cultures. Both of us are committed to cultivating trusted relationships with commercial customers and small businesses, nonprofits, municipalities, in individuals and families by providing banking solutions tailored to client needs.

We are both deeply committed to strengthening the communities where we work, live, and to providing our clients — our colleagues with professional growth opportunities. Like Eastern, HarborOne is recognized as one of the most charitable companies in Massachusetts. We will have more to say about the transaction.

However, before doing so, Denis and David are going to walk you through our first quarter results.

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R. David Rosato

CFO & Treasurer

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That concludes our comments on first quarter earnings. Let me pass it back to Denis.

Denis K. Sheahan

CEO & Director

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We’ve also said if we are welcomed into a merger opportunity, we will engage in a disciplined manner, and that’s exactly what we have done. The merger with HarborOne brings much opportunity with solid earnings accretion, opportunity to improve operating leverage[,] a price at tangible book value and a reasonable dilution earn back at less than 3 years.

Turning to Page 2 of the merger presentation. The combination with HarborOne is a natural fit with shared values, vision and focus on community-based banking. As Bob mentioned at the start of the call, the partnership bolsters our leading position in Boston, strengthens our market presence south of Boston and into Rhode Island. We look forward to introducing HarborOne’s customers to a broader set of products and services offered by [our banking] and wealth management businesses, which provides meaningful upside opportunities in the merger.

Importantly, it is an attractively priced and financially compelling merger, delivering sizable earnings accretion of approximately 16% and tangible book value earn back of 2.8 years. The combination presents a clear path to generate higher returns and improve operating efficiency, positioning the company to achieve top quartile profitability.

In addition to capturing a greater share of wealth and commercial business within HarborOne’s markets, we see meaningful opportunities to drive further upside from the merger by enhancing the combined mortgage business and aligning deposit strategies across the combined franchise. This is an in-market low execution risk merger. HarborOne and [its] seasoned management team are well known to us, and we have modeled conservative merger of assumptions. Our experience and disciplined approach to this transaction should provide confidence in our ability to execute and realize the full potential of this combination.

Finally, the pro forma balance sheet as a combined company is strong with robust capital, liquidity and reserve levels and provides flexibility for future deployment of capital.

Moving to Page 3. We — HarborOne, with $5.7 billion of total assets, including $4.8 billion in loans, has been serving the financial needs of local communities for over a century and its subsidiary, HarborOne Mortgage, headquartered in Manchester, New Hampshire, provides residential lending solutions throughout New England. With 30 branches across our footprint and a deposit base of $4.6 billion, HarborOne has established strong deposit market share positions, ranking in the top 5 [in] over half of the markets they serve. Importantly, the bank maintains a particularly strong presence in the attractive banking market of Plymouth County in Massachusetts. The combination with HarborOne solidifies Eastern’s position as the largest Boston midsized bank by deposits.

Looking at Page 4, the pro forma company maintains the #4 deposit market share in the Boston MSA, but is well positioned to possibly move to #3 over time.

With $31 billion in assets and approximately $8.5 billion in wealth assets under management, the enhanced scale of the combined franchise helps to deliver top financial performance as evidenced by our projected fully synergized 2026 ROA of 140 basis points and return on tangible common capital of 15.5%. I’m confident we will capitalize on the synergies and opportunities this merger presents creating long-term value for shareholders, customers and communities.

With that, I’ll turn it back to David.

R. David Rosato

CFO & Treasurer

Thanks, Denis. As outlined on Page 5, this is a financially attractive merger, highlighted by meaningful EPS accretion with manageable tangible book value dilution and increased earnings generation and profitability. The transaction is projected to provide approximately 16% EPS accretion, and — underscoring the strong synergy potential and accretive nature of the deal. We anticipate a robust IRR of more than 18%. And — while the transaction results in an estimated tangible book value dilution of approximately 7%, the earn-back is 2.8 years.

Overall capital levels are expected to remain strong following the close of the deal with a CET1 projected to be well above 12%. The ample capital and liquidity levels provide flexibility to delever Harbor One’s balance sheet over time. This includes the planned sale of HarborOne securities portfolio with proceeds intended to pay down FHLB borrowings and further strengthen the combined company’s financial position.

The merger enhances earnings power and drives increased profitability. As displayed on Page 6, on a pro forma, fully synergized basis, our profitability metrics for 2026 are expected to show meaningful improvement compared to Q1 ‘25 stand-alone results. These improvements reflect both Eastern’s 2026 consensus estimates and anticipated merger impacts. Net interest margin is projected to expand by over 30 basis points to 3.70%. The operating efficiency ratio is anticipated to improve by approximately 4%, demonstrating the impact of cost synergies and scale.

Operating ROA is expected to increase by over 30 basis points to 140 basis points, while operating return on average tangible common equity is projected to rise from 11.7% to approximately 15.5%.

We — these improvements reflect the financial strength and strategic rationale of the combined organization and position the company’s performance within the top quartile of all banks in the KRX.

On Page 7, we provide a transaction summary and key assumptions. Under the terms of the merger agreement, which has been unanimously adopted by both Boards of Directors, Shareholders of HarborOne will receive for each share of HarborOne common stock, either 0.765 shares of Eastern common stock or $12 in cash, subject to allocation procedures to ensure that the total number of shares of HarborOne common stock that received the stock consideration represents between 75% and 85% of the total number of shares of HarborOne common stock outstanding immediately prior to the completion of the merger.

The stock consideration is attractively priced at HarborOne’s tangible book value. Assuming an 80% stock consideration, the midpoint of the range we anticipate issuing approximately 25.2 million shares of common stock and paying an aggregate amount of $99 million in cash in the merger. Based upon Eastern’s $15.48 per share closing price on April 23, the transaction is valued at approximately $490 million.

The transaction is subject to customary approvals from 3 bank regulators and approval by HarborOne’s shareholders. No vote of Eastern shareholders is required. We anticipate closing the transaction in mid-Q4 if regulatory approvals and expiration of required waiting periods occur before October 31. The — Otherwise, because of year-end closing challenges, we might defer closing into Q1 ‘26. We will provide more color in July on our next earnings call. In connection with the closing, Joe Casey and one other director from HarborOne are expected to join Eastern’s Board of Directors.

To highlight some of the key assumptions, the merger is expected to generate cost savings of approximately $55 million pretax or approximately 40% of HarborOne’s operating noninterest expense. These savings are projected to be realized with 75% phased in during the first half of ‘26 and 100% thereafter. Additionally, onetime merger-related charges are estimated to be approximately $65 million pretax or $53 million after tax.

Our model assumes a conservative gross credit mark of 2% of total loans or $104 million, with roughly 60% designated PCD and 40% non-PCD. The non-PCD mark is accreted back into earnings over 5 years. As Denis stated earlier, we believe this conservative approach is prudent in the current economic environment. The day 2 CECL reserve of 1x non-PCD credit mark or $32 million after tax will be fully reflected in pro forma capital at closing. The model rate mark is $234 million pretax accreted over 5 years, and the core deposit intangible is 3% of all nonbrokered non-time deposits, amortized over 10 years. Of course, these are subject to interest rates and will fluctuate between now and closing.

Importantly, I want to highlight no equity capital raise or debt is needed to complete the merger. The transaction results in meaningful EPS accretion post close. The waterfall on Page 8 provides a breakdown of the earnings impact of the merger on an after-tax annualized basis. In addition to HarborOne’s consensus earnings expectations of $39 million, we project $36 million of income from loan mark accretion and $44 million from cost savings. We view the accretion income as a sustainable source of earnings in the current rate environment.

Partially offsetting these favorable items are other merger impacts such as amortization of CDI and loss interchange fees.

Not modeled [or] reflected in the waterfall is earnings derived from upside opportunities, including the alignment of deposit costs, enhancing the combined mortgage businesses and capturing greater share of wealth and commercial banking opportunities in HarborOne’s markets.

Turning to Page 9, we highlight our comprehensive due diligence and integration plan. As part of our process, we conducted a thorough review across all key areas of the business. This included an in-depth evaluation of HarborOne’s lending and credit, reviewing approximately 65% of the commercial loan portfolio with a focus on larger credits and commercial real estate. We continue to evaluate the combined branch network in collaboration with HarborOne’s management team. Our objective is to identify the best branch locations that align with growth objectives operational efficiency and customer accessibility.

A detailed assessment of HarborOne mortgage was conducted to evaluate performance and opportunities for the business. Additionally, planning is underway for bank systems integration, which is targeted for completion in the first quarter of 2026. The — we are confident in the strength of our diligence process and ability to successfully integrate mergers as evidenced by our proven track record. Eastern is an experienced acquirer and delivered on state of financial targets, most notably with our 2 most recent mergers following our 2020 IPO.

We — in closing, the transaction bolsters Greater Boston density, strengthens Eastern’s footprint south of Boston and expands into the Rhode Island market. It is financially compelling and results in top quartile profitability. It provides meaningful upside opportunities by delivering our broader products and services in HarborOne’s markets. This is an in-market transaction with conservative assumptions and low execution risk and generates a pro forma balance sheet with robust capital, liquidity and reserves. This concludes our comments on the announced merger, and we will now open the line for questions.

Question and Answer

Operator

[Operator Instructions]. Your first question comes from the line of Damon DelMonte from KBW.

Damon Paul DelMonte

Keefe, Bruyette & Woods, Inc., Research Division

Hope everybody is doing well today. First, thanks on the great detail on the slide deck on the transaction should make modeling a little less onerous for us.

With regards to — with regards to the outlook, David, remaining somewhat unchanged, just curious as to your thoughts on the share buyback kind of in this period of the deal pending. Are you guys will be active supporting the shares? Or do you kind of take a pause just kind of with the deal going through the completion process.

R. David Rosato

CFO & Treasurer

Sure. Good question, Damon. Thanks for the feedback on the deal. We will be out of the market since we’ll be using an equity component in consideration at least until after their shareholder approval.

Damon Paul DelMonte

Keefe, Bruyette & Woods, Inc., Research Division

Got it. Okay. And then did you say that if approvals go according to plan, you guys are kind of targeting a October 31 closing and if there’s any slight delay or prolonged process that you might just kick it over to January 1. Is that what you said?

R. David Rosato

CFO & Treasurer

Yes. The merger agreement has us closing prior to October 31 as long as the regulatory approvals occur as well as the required waiting period. The — because of the timing of this gets late into Q4, we have the option to delay closing until the Q1 just because we don’t want to close right before year-end.

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Mark Thomas Fitzgibbon

Piper Sandler & Co., Research Division

Okay. Great. And then secondly, I was curious on HarborOne’s mortgage business. it sounded like you plan to kind of merge it with your own. Is there sort of thoughts around becoming a bigger player in the mortgage business longer term?

R. David Rosato

CFO & Treasurer

Well, I think the reality is today, they’re a much bigger player than we are. They originated last year in 2024 just south of $700 million in what was essentially a fairly slow mortgage market. By comparison we did just south of $300 million, so a little bit more than twice what we did. Now we did it as a $25 billion bank. They did as a $5 billion bank.

So we — there’s — we see — it’s a very well-run operation set up as a separate subsidiary of the bank. Our plan is to think through our business and their business and optimize what we think the combined entity should look like for Eastern.

It’s — their business is also mostly run from a gain on sale perspective, where ours was mostly run for jumbo mortgages coming on to our balance sheet. So for example, they did last — in 2024, they did about 2.5x the originations that we did, but they did about 6x as much for gain on sale. So there’s a real fee opportunity that we need to think about. That’s available to us. But again, we have to work through this with 13. We have to rightsize or optimize it for our vision. And it will take a bit of time.

Mark Thomas Fitzgibbon

Piper Sandler & Co., Research Division

Okay. And then lastly, I was just curious if this was a negotiated or an auction process?

Denis K. Sheahan

CEO & Director

So Mark, this is Denis. I mean as you might expect, both Bob and I maintain contact with a number of other bank CEOs CEO throughout our marketplace. And [we] had a very good relationship with Joe Casey and HarborOne. And we were approached about a potential opportunity to merge with them is we don’t control the timing when somebody welcomed us in a discussion and we entered into negotiations with them over the last few months, and it’s resulted in a merger that we’re very pleased about.

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Laura Katherine Havener Hunsicker

Seaport Research Partners

Okay. That’s helpful. And then the accretion income in net interest income, $12.2 million. I just want to make sure that I heard the number right. So merger accretion for the full year, excluding Honey, is $35 million and then Honey is going to add another $36 million or so next year of merger accretion into NII. Did I get those 2 numbers right?

R. David Rosato

CFO & Treasurer

So Honey is your code for HarborOne?

Laura Katherine Havener Hunsicker

Seaport Research Partners

Yes, I’m sorry, yes, HarborOne.

R. David Rosato

CFO & Treasurer

I want to make sure. The — so the accretion that we experienced to date on Cambridge Trust has been exactly as advertised, mostly because of the fact that the very low coupon mortgages and the payoff experience has been as originally modeled. So we’re very pleased with that.

And then the second part of your question was repeat it, please?

Laura Katherine Havener Hunsicker

Seaport Research Partners

Yes. No, so I just wanted to make sure. So merger accretion expected for this year. For some reason, I had $47 million in my 2025 model. And I thought I heard you say $35 million in the call. And I just want to make sure the merger accretion just for this year 2025, excluding HarborOne, is $35 million. Is that correct?

R. David Rosato

CFO & Treasurer

It’s about, call it, $12 million to $13 million in the first couple of quarters. It will start to tail off in the back half of our year and step down to $10 million to $11 million for the last 2 quarters.

Laura Katherine Havener Hunsicker

Seaport Research Partners

Perfect Okay. Perfect. And then...

R. David Rosato

CFO & Treasurer

Yes. So that’s about a $45 million number full year.

Laura Katherine Havener Hunsicker

Seaport Research Partners

Full year, — got you. Okay. Okay. And then when I look at HarborOne, the accretion that’s expected there in the top line, how should we think about that?

R. David Rosato

CFO & Treasurer

That’s ‘26.

Laura Katherine Havener Hunsicker

Seaport Research Partners

Sorry, that $26 million?

R. David Rosato

CFO & Treasurer

Yes, 2026.

Laura Katherine Havener Hunsicker

Seaport Research Partners

2026 is $36 million got you. Okay.

R. David Rosato

CFO & Treasurer

Yes.

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Laura Katherine Havener Hunsicker

Seaport Research Partners

Okay. Okay. And then just 1 last sort of macro question. Now that you’re going to be $31 billion in assets, can you help us think, as we look forward, maybe 3 or 4 years, what your asset size might look like? And then obviously, now that you’re expanded into Rhode Island, it’s $700 million round numbers and deposits. what would you like that number to do over the next 3 or 4 years?

And then last question, can you guys comment — were you the company A on Brookline? One or both of you.

Denis K. Sheahan

CEO & Director

Laurie, this is Denis. And what I’d say is we don’t focus on asset size. We focus on profitability. Certainly, increased scale helps with operating leverage for sure. And you look at Eastern’s performance over the last several years has really been enhanced by that increased scale.

But we focus on top-tier profitability, and that’s — we’re very pleased to say that, that’s where we’re headed very quickly following the consummation of the merger with HarborOne.

And in terms of your second question was were we company A? We’re here to talk about the merger with HarborOne today. We’re not going to engage in conversation about other companies. We’re focused on Eastern Bank and on HarborOne.

Laura Katherine Havener Hunsicker

Seaport Research Partners

Okay. And then just last question on Rhode Island. So now that this puts you into Rhode Island was $700 million in deposits round numbers. How do you think about that in sort of the coming years? Where would you like that number to grow to?

Denis K. Sheahan

CEO & Director

So, we’re very happy to be entering Rhode Island. We’re going to look to grow in the state. We’re not going to put a number on it today. But Clearly, there’s opportunity for us when you look at the market share in that state. It’s dominated by larger companies, and we’re going to try and make a dent in that.

Operator

There are no further questions at this time. I will now turn the call over to Bob Rivers for closing remarks.

Robert Francis Rivers

Executive Chairman of the Board

Once again, thanks for joining us this morning, and really appreciate your questions, and we look forward to talking with you again during the summer…

Operator

This concludes today’s conference call.